Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES NOTICE OF SECOND QUARTER 2012 FINANCIAL RESULTS

TORONTO, ONTARIO, July 10, 2012 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that its second quarter 2012 results will be released after market close on August 8, 2012 followed by a conference call and webcast on August 9, 2012 at 11:00 a.m. ET.

Q2 Conference Call Information:

Toll Free North America:	1-800-355-4959
Toronto Local and International:	416-695-6616
Webcast:	www.yamana.com

Q2 Conference Call REPLAY:

Toll Free Replay Call North America:	1-800-408-3053 Passcode 9088417
Toronto Local and International:	905-694-9451 Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on August 9, 2012 until 11:59 p.m. ET on August 23, 2012.

Via Webcast
Live Video and Audio webcast:	www.yamana.com

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com